

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Clint Stinchcomb
President and Chief Executive Officer
CuriosityStream Inc.
8484 Georgia Ave., Suite 700
Silver Spring, Maryland 20910

> **Re: CuriosityStream Inc.**
> **Registration Statement on Form S-3**
> **Filed April 6, 2022**
> **File No. 333-264151**

Dear Mr. Stinchcomb:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Peterson